Exhibit 99.1

KITOV PHARMACEUTICALS HOLDINGS LIMITED

Notice of 2017 Special General Meeting of Shareholders

Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting” or the “Special Meeting”) of Kitov Pharmaceuticals Holdings Limited (“Kitov” or the “Company”) will be held at Kitov’s executive offices at One Azrieli Center, Round Tower, 23rd Floor, 132 Menachem Begin Road, Tel Aviv, Israel (the “Company Offices”) on Wednesday, July 12, 2017, at 4:30 p.m. local Israeli time, for the following purposes:

1.	To approve an increase in the number of ordinary shares reserved for the grant of awards under the Kitov Pharmaceuticals Holdings Ltd. 2016 Equity-Based Incentive Plan to qualify for incentive stock options for US tax purposes.

2.	To approve the new Compensation Policy of the Company.

3.	To approve the revised Directors and Officers Insurance Coverage for all current and future office holders of the Company.

4.	To approve the letters of exemption and indemnity granted by the Company to each of certain independent directors at the Company (Mr. Arye Weber, Ms. Revital Stern-Raff and Mr. Ran Tzror), as well as their inclusion under the current D&O Insurance Policy of the Company.

5.	To approve certain amendments to the terms of office and compensation of Dr. John Paul Waymack, the Active Chairman of the Board of Directors and Chief Medical Officer of the Company, including the grant of equity-based incentive compensation.

6.	To approve certain amendments to the terms of office and compensation of Mr. Isaac Israel, a member of the Board of Directors and the Chief Executive Officer of the Company, including the grant of equity-based incentive compensation.

7.	To approve certain amendments to the terms of office and compensation of Mr. Simcha Rock, a member of the Board of Directors and the Chief Financial Officer of the Company, including the grant of equity-based incentive compensation.

8.

To approve certain amendments to the terms of office and compensation of each of our five non-executive independent directors, including the grant of equity-based incentive compensation to each such director.

9.	To transact such other business as may properly come before the Meeting.

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Only shareholders of record at the close of business in New York on Tuesday, June 6, 2017 will be entitled to vote at the Meeting. Two shareholders who are present at the Meeting, in person or by proxy or represented by their authorized persons, and who hold in the aggregate twenty-five percent or more of the paid-up share capital of the Company, shall constitute a legal quorum. Should no legal quorum be present one half hour after the scheduled time, the Meeting shall be adjourned to one week from that day, at the same time and place.

As permitted under the Israeli Companies Law 5759-1999 and Regulations enacted pursuant to such law, and as set forth in our amended and restated articles of association, we are not required to physically deliver a notice of a shareholders meeting and a proxy statement. We have prepared this Notice of Special General Meeting of Shareholders, and will prepare the full Proxy Statement (including the Voting Slip) as well as the BNY Mellon Voting Instruction Form for holders of our ADSs (collectively, the “Proxy Materials”), in accordance with applicable rules, regulations and disclosure requirements in the State of Israel, as such are applicable to a company whose securities are traded on both the Tel Aviv Stock Exchange and the NASDAQ. Our Proxy Materials may not necessarily be mailed to beneficial shareholders in Israel, nor to beneficial ADS holders in the United States.

The full set of Proxy Materials are expected to be furnished by us to the Securities and Exchange Commission (“SEC”) on Form 6-K on or before June 9, 2017, and will be available to the public on the SEC’s website at http://www.sec.gov. The Proxy Materials will also be submitted to the Israeli Securities Authority and the Tel Aviv Stock Exchange (“TASE”), and available on their respective websites: www.magna.isa.gov.il and www.maya.tase.co.il. This Notice of Special General Meeting of Shareholders and the Proxy Materials will also be made available on our corporate website at http://kitovpharma.investorroom.com/Shareholder-Meetings, as required under the Companies Law and Regulations governing publication of this Notice of Special General Meeting of Shareholders and distribution of the Proxy Materials.

Under Israeli law, one or more shareholders holding 1% or more of the voting rights of the Company may request to include a proposal on the agenda of a shareholders meeting (including proposing the nomination of a candidate to the Company’s Board of Directors (the “Board of Directors”) for consideration by the Board of Directors) by submitting such proposal within seven days of publication of the Company’s notice with respect to its general meeting of shareholders (a “Meeting Agenda Addition”). Accordingly, any shareholder, or group of shareholders, holding 1% or more of the voting rights of the Company may request to include a Meeting Agenda Addition proposal on the agenda of this Meeting by submitting such proposal in writing to the Company no later than Thursday, June 8, 2017, 11:30 p.m. Israel time, at the Company Offices, Attn: Mr. Avraham Ben-Tzvi, Company Secretary. If a Meeting Agenda Addition is to nominate a candidate for election to the Board of Directors, the proposing shareholder(s) must provide (a) a declaration signed by the nominee and any other information required under the Companies Law, (b) all of the information set forth under Regulation 26(a) of the Securities Regulations (Periodic and Immediate Reports), 5730-1970, (c) additional information in respect of the nominee as would be required in response to the applicable disclosure requirements in Israel or abroad, including those of Item 6A (directors and senior management), Item 6E (share ownership) and Item 7B (related party transactions) of Form 20-F of the SEC, to the extent applicable, (d) a representation made by the nominee of whether the nominee meets the objective criteria for an independent director and/or statutory unaffiliated director of a company such as the Company under the Companies Law and/or under any applicable law, regulation or stock exchange rules, in Israel or abroad, and if not, then an explanation of why not, and (e) details of all relationships and understandings between the proposing shareholder(s) and the nominee.

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Under Israeli law, shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written Position Statement (“Position Statement”) to the Company Offices, Attn: Mr. Avraham Ben-Tzvi, Company Secretary. Any Position Statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov, and in addition at http://www.magna.isa.gov.il and http://maya.tase.co.il. Position Statements should be submitted to the Company at the Company Offices by no later than Sunday, July 2, 2017 at 4:30 p.m. Israel time. Any Position Statements so submitted must comply with the requirements set forth under the Companies Law and any applicable regulations, including the Companies Regulations (Voting in Writing and Position Statements), 5766-2005.

Beneficial ADS holders in the United States should return their form of Voting Instruction Form for holders of the Company’s ADSs by no later than the date and time established for such by the depositary for our ADSs (BNY Mellon) which will be set forth on such Voting Instruction Form. Proxies must be deposited at the Company Offices or the place designated for the Meeting no later than 48 hours prior to the time scheduled for the Meeting. However, the Meeting chairman is entitled to waive this requirement with respect to all participants at the Meeting, and to accept all the proxies at the commencement of the Meeting, subject to the presentation of proof of share ownership.

All Voting Slips (together with proofs of share ownership, and all documents required to be submitted therewith) must be delivered to the Company Offices set forth above, such that the Voting Slip arrives no later 4 hours prior to the designated time of the Meeting, namely by no later than on Wednesday, July 12, 2017, at 12:30 p.m. Israel Time. Voting via Electronic Voting Slips, which will be delivered to the Company via the Electronic Voting System being operated pursuant to Section B of Chapter G’2 of the Securities Law, 5728-1968, will be allowed until six (6) hours prior to the Meeting commencement, namely by no later than Wednesday, July 12, 2017, 10:30 a.m. Israel Time.

By Order of the Board of Directors,

June 1, 2017	/s/ Avraham Ben-Tzvi
Avraham Ben-Tzvi
Company Secretary

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